U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    SCHEDULE 13D

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 2)


                           FREESTAR TECHNOLOGY CORPORATION
                                   (Name of Issuer)

                                     COMMON STOCK
                           (Title of Class of Securities)

                                      35687X-10-3
                                    (CUSIP Number)

                                  Paul Egan, President
                           FreeStar Technology Corporation
                 Calle Fantino Falco, J.A. Baez Building, 2nd Floor
                           Santo Domingo, Dominican Republic
       (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)

                                  December 11, 2002
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Paul Egan

2.  Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)__________________________________________________________________

(b)__________________________________________________________________

3.  SEC Use Only:
_____________________________________________________________________

4.  Source of Funds (See Instructions):
     00

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
_____________________________________________________________________

6.  Citizenship or Place of Organization:  Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power: 28,000,000

8.  Shared Voting Power:  0

9.  Sole Dispositive Power:  28,000,000

10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 28,000,000

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
_____________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 24.99% (as of December 11, 2002)

14.  Type of Reporting Person:  IN

ITEM 1.   SECURITY AND ISSUER.

FreeStar Technology Corporation
Common Stock, $0.001 par value
Calle Fantino Falco, J.A. Baez Building, 2nd Floor
Santo Domingo, Dominican Republic

ITEM 2.   IDENTITY AND BACKGROUND.

(a)  Paul Egan

(b)  Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo
Domingo, Dominican Republic

(c) President of company that is involved with ATM and credit card transaction processing; same address as (b) above.

(d)  No.

(e)  No.

(f)  Republic of Ireland.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Under an Employment Agreement between Paul Egan and the Issuer, 4,000,000 shares of restricted common stock were issued to Mr. Egan on August 21, 2001. The Issuer defaulted in connection with the registration deadline in connection with a $270,000 convertible debenture issued to Papell Holdings, Ltd. and Boat Basin Investors LLC. In June 2002, these lenders exercised their rights with respect to all of these 4,000,000 shares pledged by Mr. Egan as collateral for this loan.

(b) On November 5, 2001, the Issuer issued 14,400,000 million shares of restricted common stock to Mr. Egan for the purpose of paying off a loan made by Mr. Egan in the amount of $900,000 and to compensate him in the amount of $712,800 for compensation related to services he performed for the Issuer in the quarter ended September 30, 2001.

The Issuer defaulted in connection with the registration deadline in connection with a total of $400,000 in convertible notes issued to Papell Holdings, Ltd., Boat Basin Investors LLC., vFinance, Inc.,
David Stefansky, Richard Rosenblum, and Marc Siegel.  On December 11,
2002, this lender group exercised their rights with respect to all of these 14,400,000 shares pledged by Paul Egan as collateral for these loans.

(c) On November 25, 2002, the Issuer issued 18,000,000 shares of restricted common stock to Mr. Egan for directors fees, as a guarantee of accrued salaries, and to replace shares pledged as collateral.

(d) On November 25, 2002, the Issuer issued an option to Mr. Egan for 10,000,000 shares of common stock under the Issuer's Stock
Incentive Plan. These options were immediately exercised at $0.01 per share and resulted in the issuance of 10,000,000 shares of common stock to Mr. Egan.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

(a)  Employment Agreement between the Issuer and Paul Egan, dated
August 9, 2001 (incorporated by reference to Exhibit 10.3 of the Form 8-K filed on August 14, 2001).

(b) Form of Financing Agreement between Freestar, and Papell Holdings, Ltd. and Boat Basin Investors LLC, dated March 25, 2002 (including the following exhibits: Exhibit A: Form of Convertible Note; Exhibit B: Form of Warrant; Exhibit C: Registration Rights Agreement; Exhibit D: Stock Pledge Agreement; Exhibit E: Form of Opinion of Counsel; and Exhibit F: Unconditional Guarantee (the following exhibits have been omitted: Schedule 4(c): Compliance with Laws; Schedule 4(d): Litigation; Schedule 4(h): Capitalization; and
Schedule 7(j): Consolidations) (incorporated by reference to Exhibit
4.6 of the Form 10-KSB filed on November 13, 2002).

(c)  Employee Stock Incentive Plan, dated October 25, 2001
(incorporated by reference to Exhibit 4.2 of the Form S-8 filed on November 9, 2001).

(d) Form of Financing Agreement between Freestar, and Papell Holdings, Ltd., Boat Basin Investors LLC, vFinance, Inc., David Stefansky, Marc Siegal and Richard Rosenblum dated June 27, 2002 (except for Papell Holdings, which is dated September 9, 2002) (including the following exhibits: Exhibit A: Form of Convertible Note; Exhibit B: Registration Rights Agreement; Exhibit C:
Unconditional Guarantee; Exhibit D: Form of Stock Pledge Agreement; and Exhibit E: Form of Opinion of Counsel) (the following exhibits have been omitted: Schedule 4(c): Compliance with Laws; Schedule 4(d): Litigation; Schedule 4(h): Capitalization; and Schedule 7(j):
Consolidations) (incorporated by reference to Exhibit 4.8 of the Form 10-KSB filed on November 13, 2002).

(e)  Supplementary Agreement between Freestar and vFinance
Investments, Inc., Boat Basin Investors LLC. Marc Siegel, David
Stefansky, and Richard Rosenblum, dated June 27, 2002 (incorporated by reference to Exhibit 4.9 of the Form 10-KSB filed on November 13, 2002).

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


                                        Paul Egan


Date: March 11, 2003                    /s/  Paul Egan